                                                   -----------------------------
                                                   OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number:        3235-0145
                                                   Expires:    October 31, 2002
                                                   Estimated average burden
                                                   hours per form ....... 14.90
                                                   -----------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


 Essential Therapeutics, Inc. (formly known as Microcide Pharmaceutials, Inc.)
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  29669A-20-7
--------------------------------------------------------------------------------
                                (CUSIP Number)


     Stephen Cunningham                          David W. Tegeler, Esq.
     Schroder Investment Management Limited      Testa, Hurwitz & Thibeault, LLP
     31 Gresham Street                           125 High Street
     London, EC2V 7QA, England                   Boston, MA 02110
     +44 (0) 20 7658-6000                        (617) 248-7000
--------------------------------------------------------------------------------


(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 24, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 pages

                                 SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP NO.   29669A-20-7                               Page  2  of  10  Pages
          ---------------                                  ---     ---
---------------------------                        -----------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      International Biotechnology Trust plc
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                     (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      WC
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,500,000 shares of common stock, $.001 par value per
                          share ("Common Stock")
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,500,000 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500,000 shares of Common Stock
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP NO.   29669A-20-7                               Page  3  of  10  Pages
          ---------------                                  ---     ---
---------------------------                        -----------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Schroder Investment Management Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                     (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,500,000 shares of common stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,500,000 shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500,000 shares of Common Stock
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP NO.   29669A-20-7                               Page  4  of  10  Pages
          ---------------                                  ---     ---
---------------------------                        -----------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Tom Daniel
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                     (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,500,000 shares of common stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500,000 shares of Common Stock
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP NO.   29669A-20-7                               Page  5  of  10  Pages
          ---------------                                  ---     ---
---------------------------                        -----------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Kate Bingham
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                     (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,500,000 shares of common stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500,000 shares of Common Stock
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

---------------------------                        -----------------------------
CUSIP NO.   29669A-20-7                               Page  6  of  10  Pages
          ---------------                                  ---     ---
---------------------------                        -----------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Richard Colwell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                     (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]

 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,500,000 shares of common stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,500,000 shares of Common Stock
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)                                                   [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      IN
------------------------------------------------------------------------------

Item 1.   Security and Issuer:

          This statement relates to the Common Stock, $.001 par value per share of Essential Therapeutics, Inc. formerly known as Microcide Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive officers is 1365 Main Street, Waltham, MA 02451.

Item 2.   Identity and Background:

     (a)  This statement is being filed by the following Reporting Persons:
International Biotechnology Trust plc ("IBT"), Schroder Investment Management Limited ("SIML"), Tom Daniel ("Daniel"), Kate Bingham ("Bingham") and Richard Colwell ("Colwell," and collectively with IBT, SIML, Daniel and Bingham, the "Reporting Persons").

     (b) The principal business office of the Reporting Persons is 31 Gresham Street, London, EC2V 7QA, England.

     (c) The jurisdiction of organization for IBT and SIML is the United Kingdom. Daniel, Bingham and Colwell are citizens of the United Kingdom.

     (d) The principal business of IBT is that of a publicly-traded investment trust company. The principal business of SIML is that of an investment manager. The principal occupation of Daniel, Bingham and Colwell are their activities on behalf of SIML and IBT.

     (e) During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) During the five years prior to the date hereof, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration:

     On October 24, 2001, IBT acquired 7,500 shares of Series B Convertible Redeemable Preferred Stock, $.001 par value per share, (the "Preferred Stock") of the Issuer for a total purchase price of $7,500,000. The Reporting Persons have the right, at the Reporting Persons' option, at any time, to convert the shares of Preferred Stock into shares of common stock, $.001 par value, ("Common Stock") of the Issuer. The shares of Preferred Stock shall convert into shares of Common Stock at a rate of $3.00 per share for an aggregate of 2,500,000 shares of Common Stock of the Issuer. The Issuer has an obligation to file with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, covering the Common Stock issued or issuable upon conversion of the shares of Preferred Stock within 30 days of October 24, 2001.

     The working capital or funds available for investment of IBT were the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting securities.

Item 4.   Purpose of Transaction:

     IBT acquired the Issuer's securities for investment purposes. Depending on market conditions, IBT's or SIML's continuing evaluation of the business and prospects of the Issuer and other factors, IBT may dispose of or acquire additional securities of the Issuer. As of October 24, 2001, Bingham has joined the Board of Directors of the Issuer. Except as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in:

                              Page 7 of 10 pages

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer:

     (a) As of October 24, 2001, IBT was the record owner of 7,500 shares of Series B Convertible Redeemable Preferred Stock, $.001 par value per share, which is convertible into 2,500,000 shares of Common Stock of the Issuer within 60 days of the date of this statement. On an as converted basis, IBT owns 2,500,000 shares of Common Stock (the "Record Shares"), or approximately 13% of the Common Stock of the Issuer, which percentage is calculated based upon 16,707,348 shares of Common Stock known to be outstanding by the Issuer as of a recent date plus 2,500,000 shares of Common Stock - - the number of shares of common stock the Reporting Persons have the right to acquire within 60 days of October 24, 2001. By virtue of the contractual relationship between IBT and SIML and the affiliate relationships among SIML, Daniel, Bingham and Colwell, each of SIML, Daniel, Bingham and Colwell may be deemed to own beneficially all of the Record Shares. Hence, SIML, Daniel, Bingham and Colwell may be deemed to own 2,500,000 shares of Common Stock of the Issuer. In its capacity as discretionary investment manager of IBT, SIML may be deemed to own beneficially 2,500,000 shares of Common Stock. In their capacity as members of the investment committee of Schroder Ventures Life Sciences Advisers (UK) Limited ("SVLSAL") which advises SIML, Daniel and Bingham may be deemed to own beneficially 2,500,000 shares of Common Stock. In his capacity as fund manager of IBT, Colwell may be deemed to own beneficially 2,500,000 shares of Common Stock.

     Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except in the case of IBT for the 2,500,000 shares which it holds of record.

     (b)  Number of Shares as to which each such person has

          (i)    Sole power to vote or direct the vote:
                 0 shares for each Reporting Person.

                              Page 8 of 10 pages

          (ii)   Shared power to vote or direct the vote:
                 2,500,000 shares for each Reporting Person

          (iii)  Sole power to dispose or to direct the disposition:
                 0 shares for each Reporting Person.

          (iv)   Shared power to dispose or to direct the disposition:
                 IBT:  2,500,000 shares
                 SIML:  2,500,000 shares
                 Richard Colwell:  2,500,000 shares

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) Except as described in Item 6 below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

     (e)  Not Applicable.

Item 6. Contracts, arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Pursuant to a contractual agreement dated as of November 7, 2000, IBT has engaged SIML to act as its discretionary investment manager. Pursuant to such agreement, SIML manages the business and assets of IBT, which includes the authority to make decisions regarding the acquisition or disposition of portfolio securities by IBT and to exercise any rights (including voting rights) with respect to such securities. IBT has the right to terminate SIML's appointment as manager at any time if SIML commits a material breach of its obligations under the agreement and, if its breach is capable of remedy, fails to make good the breach within 90 days of receipt of notice from IBT requiring it to do so. Daniel and Bingham, in their capacity as members of the investment committee of SVLSAL which advises SIML, have the ability to direct the vote with respect to the portfolio securities held by IBT. Colwell, in his capacity as fund manager of IBT, has the ability to direct the vote with respect to the portfolio securities held by IBT and to make investment decisions regarding the acquisition or disposition of portfolio securities by IBT.

     IBT has entered into a lock-up agreement for a period of 270 days after October 24, 2001 with regard to one half of all shares of the common stock of
the Issuer issuable upon conversion of the shares of Preferred Stock.   In
addition, IBT has entered into a voting agreement whereby IBT has agreed to provide the Company with a limited irrevocable proxy for the future voting of its shares.

Item 7.   Material to be Filed as Exhibits:

     Exhibit 1 - Form of Voting Agreement

     Exhibit 2 - Form of Lock-Up Agreement

     Exhibit 3 - Agreement regarding filing of joint Schedule 13D

     Exhibit 4 - Power of Attorney

                              Page 9 of 10 pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  November 5, 2001                INTERNATIONAL BIOTECHNOLOGY TRUST PLC


                                        By:    /s/ Andrew Barker
                                           -------------------------------------
                                        Title: Director
                                              ----------------------------------


                                        SCHRODER INVESTMENT MANAGEMENT LIMITED


                                        By:    /s/ John Bainbridge
                                           -------------------------------------
                                        Title: Executive Director
                                              ----------------------------------


                                               /s/ Tom Daniel
                                        ----------------------------------------
                                        Tom Daniel


                                               /s/ Kate Bingham
                                        ----------------------------------------
                                        Kate Bingham


                                               /s/ Richard Colwell
                                        ----------------------------------------
                                        Richard Colwell

                              Page 10 of 10 pages